                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)*

                        PARACELSUS HEALTHCARE CORPORATION
                                (Name of Issuer)

                          Common Stock, No Stated Value
                         (Title of Class of Securities)

                                     15850B
                                 (CUSIP Number)

                          Dr. Heiner Meyer zu Losebeck
                               Park-Hospital GmbH
                               Am Natruper Holz 69
                                D-49076 Osnabruck
                           Federal Republic of Germany
                               011-49-541-966 4007
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

      November 7, 1997 (date of perfection of assignment to PKD) and August
       30, 1997 (final date of acceptance of co-executors' appointment)
                          (Date of Event Which Requires
                            Filing of this Statement)

                                    Copy to:

                              Wilfried E. Witthuhn
                                 King & Spalding
                           1185 Avenue of the Americas
                            New York, New York 10036
                                 (212) 556-2100

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on Following Pages)


                             (Page 1 of 47 Pages)

                                  SCHEDULE 13D

CUSIP NO. 15850 B

1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      PARK-HOSPITAL GmbH

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      NOT APPLICABLE

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      FEDERAL REPUBLIC OF GERMANY

      NUMBER OF         7.    SOLE VOTING POWER
      SHARES                  0
      BENEFICIALLY
      OWNED BY          8.    SHARED VOTING POWER
      EACH                    29,771,742
      REPORTING
      PERSON            9.    SOLE DISPOSITIVE POWER
      WITH                    0

                        10.   SHARED DISPOSITIVE POWER
                              29,771,742

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      29,771,742

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      54.04%

14.   TYPE OF REPORTING PERSON*
      CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                             (Page 2 of 47 Pages)

                                  SCHEDULE 13D

CUSIP NO. 15850 B

1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      PARACELSUS-KLINIKEN-DEUTSCHLAND GmbH

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      NOT APPLICABLE

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      FEDERAL REPUBLIC OF GERMANY

      NUMBER OF         7.    SOLE VOTING POWER
      SHARES                  0
      BENEFICIALLY
      OWNED BY          8.    SHARED VOTING POWER
      EACH                    29,771,742
      REPORTING
      PERSON            9.    SOLE DISPOSITIVE POWER
      WITH                    0

                        10.   SHARED DISPOSITIVE POWER
                              29,771,742

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      29,771,742

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      54.04%

14.   TYPE OF REPORTING PERSON*
      HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                             (Page 3 of 47 Pages)

                                  SCHEDULE 13D

CUSIP NO. 15850 B

1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      DR. HEINER MEYER ZU LOSEBECK

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      NOT APPLICABLE

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      FEDERAL REPUBLIC OF GERMANY

      NUMBER OF         7.    SOLE VOTING POWER
      SHARES                  0
      BENEFICIALLY
      OWNED BY          8.    SHARED VOTING POWER
      EACH                    29,771,742
      REPORTING
      PERSON            9.    SOLE DISPOSITIVE POWER
      WITH                    0

                        10.   SHARED DISPOSITIVE POWER
                              29,771,742

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      29,771,742

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      54.04%

14.   TYPE OF REPORTING PERSON*
      00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                             (Page 4 of 47 Pages)

                                  SCHEDULE 13D

CUSIP NO. 15850 B

1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      MR. PETER FROMMHOLD

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      NOT APPLICABLE

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      FEDERAL REPUBLIC OF GERMANY

      NUMBER OF         7.    SOLE VOTING POWER
      SHARES                  0
      BENEFICIALLY
      OWNED BY          8.    SHARED VOTING POWER
      EACH                    29,771,742
      REPORTING
      PERSON            9.    SOLE DISPOSITIVE POWER
      WITH                    0

                        10.   SHARED DISPOSITIVE POWER
                              29,771,742

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      29,771,742

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      54.04%

14.   TYPE OF REPORTING PERSON*
      00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                             (Page 5 of 47 Pages)

                       STATEMENT PURSUANT TO RULE 13d-1
                OF THE GENERAL RULES AND REGULATIONS UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

Item 1.                       Security and Issuer

      The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, no par value ("Paracelsus Common Stock"), of Paracelsus Healthcare Corporation ("Paracelsus"), a California corporation. Paracelsus's principal executive offices are located at 515 W.
Greens Road, Suite 800, Houston, Texas 77067.

Item 2.                     Identity and Background

Park-Hospital GmbH

      (a)-(c) This Schedule 13D Statement is filed by, among others, Park-Hospital GmbH, a German limited liability company ("Park"), pursuant to Rule 13d-1 of Regulation D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"). Park is a holding company with respect to 29,771,744 shares of common stock of Paracelsus and operates a small hospital in Germany. Its principal offices are located at Am Natruper Holz 69, D-49076 Osnabruck, Federal Republic of Germany.

      Park is a wholly owned subsidiary of Paracelsus-Kliniken-Deutschland GmbH, a German limited liability company. The name, residence or business address, and present principal occupation or employment of the managing directors are set forth in Annex A to this Schedule 13D Statement and are specifically incorporated herein by reference.

      (d)-(e) During the last five years, Park has not, and, to the best of Park's knowledge, none of the managing directors of Park has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Each managing director of Park is a citizen of the Federal Republic of Germany.

Paracelsus-Kliniken-Deutschland GmbH

      (a) - (c) This Schedule 13D Statement is filed by, among others, Paracelsus-Kliniken-Deutschland GmbH, a German limited liability company ("PKD") pursuant to Rule 13d-1 of Regulation D-G of the General Rules and Regulations under the Act. PKD owns and operates over twenty-five hospitals and rehabilitation centers in Germany, England and Switzerland, and holds share interests in several affiliates of PKD. The principal offices of PKD are located at Am Natruper Holz 69, D-49076 Osnabruck, Federal Republic of Germany.


                             (Page 6 of 47 Pages)

       The name, residence or business address, and present principal occupation or employment of the managing directors are set forth in Annex B to this
Schedule 13D Statement and are specifically incorporated herein by reference.

      (d) - (e) Since its formation on November 7, 1997, PKD has not, and during the last five years, to the best of PKD's knowledge, none of the managing directors of PKD has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Each managing director of PKD is a citizen of the Federal Republic of Germany.

Dr. Heiner Meyer zu Losebeck

      (a) - (c) This Schedule 13D Statement is filed by, among others, Dr. Heiner Meyer zu Losebeck pursuant to Rule 13d-1 of Regulation D-G of the General Rules and Regulations under the Act. Dr. Meyer zu Losebeck's business address is Am Natruper Holz 69, D-49076 Osnabruck, Federal Republic of Germany. Dr. Meyer zu Losebeck serves as a Managing Director of Park, PKD and their affiliates. The principal offices of Park are located at Am Natruper Holz 69, D-49076 Osnabruck, Federal Republic of Germany. Dr. Meyer zu Losebeck also serves as co-executor under the estate of Professor Dr. Hartmut Krukemeyer (see Item 4 below).

      (d) - (e) During the last five years, Dr. Meyer zu Losebeck has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Dr. Meyer zu Losebeck was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Dr. Meyer zu Losebeck is a citizen of the Federal Republic of Germany.

Mr. Peter Frommhold

      (a) - (c) This Schedule 13D Statement is filed by, among others, Mr. Peter Frommhold pursuant to Rule 13d-1 of Regulation D-G of the General Rules and Regulations under the Act. Mr. Frommhold's business address is at Drubbel 17/18, D-48143 Munster, Federal Republic of Germany. Mr. Frommhold is an attorney in private practice. Mr. Frommhold also serves as co-executor under the estate of Professor Dr. Hartmut Krukemeyer (see Item 4 below).

      (d) - (e) During the last five years, Mr. Frommhold has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Mr. Frommhold was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


                              (Page 7 of 47 Pages)

      (f) Mr. Frommhold is a citizen of the Federal Republic of Germany.


Item 3.       Source and Amount of Funds or Other Consideration.

      Professor Dr. Hartmut Krukemeyer ("Professor Krukemeyer") built a chain of hospitals under the "Paracelsus" name in Europe. Professor Krukemeyer was the sole owner of Park until his death on May 21, 1994. Upon Professor Krukemeyer's death, his son and heir Dr. Manfred Georg Krukemeyer ("Dr. Krukemeyer") succeeded his father as sole owner of Park pursuant to the Last Wills and Testaments of Professor Krukemeyer (the "Wills"). In accordance with the terms of the Wills, Dr. Krukemeyer acquired a 100% ownership interest in Park and in the capital stock of Paracelsus. Effective as of December 31, 1995, Park acquired 100% of the capital stock of Paracelsus from Dr. Krukemeyer.

      Pursuant to an Amended and Restated Agreement and Plan of Merger dated as of May 29, 1996, by and among the Issuer, Champion Healthcare Corporation and PC Merger Sub. Inc. (the "Merger"), Park became the beneficial owner of 29,771,742 shares of the common stock of Paracelsus (the "Paracelsus Shares").

      On August 25, 1997, Dr. Meyer zu Losebeck and Mr. Frommhold (each a "Co-executor," and together, the "Co-executors") were appointed Co-executors pursuant to the Wills. The appointment was accepted on August 29 and August 30, 1997, respectively, and became uncontested at the end of September 1997, when appeals filed against the appointment were withdrawn. The Co-executors currently share indirect voting power and investment power over the Paracelsus Shares held by Park with the managing directors of PKD and Park.

      On August 30, 1997, the holdings of Professor Krukemeyer's estate were reorganized and its entire interest in Park (as well as all the other business operations that he inherited from the estate of Professor Krukemeyer pursuant to the Wills) was assigned to PKD. Subject to the deletion of the trade register entries reflecting Dr. Krukemeyer's holdings prior to the reorganization, the reorganization was completed on November 7, 1997, when PKD was entered into the local trade register. As a result of the reorganization, Dr. Krukemeyer has a 99.93% ownership interest in PKD, subject to the powers of the Co-executors; the remainder is held by a wholly owned subsidiary of PKD.

      As a result of the formation of PKD and the qualification under local law of the Co-executors, PKD and the Co-executors are beneficial owners of the Paracelsus Shares together with Park.

Item 4.                     Purpose of Transaction.

      See Item 3. Except for the rights of Park pursuant to the Shareholder Agreement (see Item 6), Park's intent to fill at least one vacancy on the Board of Directors of Paracelsus and the ongoing review by the Co-executors of Park's investment in the Paracelsus Shares, none of the reporting persons has any plan or proposal which relates to or would result in: (a) the acquisition by any person of additional securities of Paracelsus, or the disposition of securities of Paracelsus: (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Paracelsus or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of Paracelsus or of any of its subsidiaries; (d) any change in the present board of directors or management of Paracelsus; including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the


                             (Page 8 of 47 Pages)
board; (e) any material change in the present capitalization or dividend policy of Paracelsus; (f) any other material change in Paracelsus' business or corporate structure; (g) changes in Paracelsus' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Paracelsus by any person; (h) causing a class of securities of Paracelsus to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Paracelsus becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.              Interest in Securities of the Issuer.

      Each person filing this Statement has a beneficial ownership interest in the Paracelsus Shares, which is 29,771,742 shares, or 54.04% of the outstanding shares, of Paracelsus Common Stock. Park is the record owner of such shares. Park is 100% owned directly by PKD and indirectly owned by Dr. Krukemeyer. However, Dr. Krukemeyer no longer has voting or dispositive power with respect to the Paracelsus Shares. The Co-executors, acting jointly, have sole voting power with respect to shares of PKD. The Co-executors, PKD, and Park share voting and dispositive power with respect to the Paracelsus Shares. Information from Item 3 is incorporated herein by reference.

Item 6.    Contracts, Arrangements, Understandings or Relationships
                   with Respect to Securities of the Issuer.

      In connection with the Merger, Paracelsus and Park entered into a Shareholder Agreement, dated as of August 16, 1996 (the "Shareholder Agreement"), the principal terms of which are summarized below.

      Composition of the Paracelsus Board. Pursuant to the Shareholder Agreement, the Board of Directors of Paracelsus (the "Paracelsus Board"), consists of nine members (subject to increase under certain circumstances) and is divided into three classes with the number of directors divided as equally as possible among the three classes. Park has the right to nominate up to four directors (the "Shareholder Directors"), one of whom is a member of Class I, one of whom is a member of the Class II and two of whom are members of Class III.

      Limitation on Acquisitions of Paracelsus Voting Securities. Except as described in the following paragraph, the Shareholder Agreement prohibits Park, or any permitted transferee of Park (collectively, the "Investor"), together with their Affiliates and Associates (as defined in Rule 12(b)-2 of the Act), from beneficially owning 66 2/3% or more of the total voting power of Paracelsus.

      Acquisitions in a Fair Proposal. The Shareholder Agreement allows the Investor, together with its Affiliates and Associates, to beneficially own up to 66 2/3% or more of the total voting power of Paracelsus pursuant to a Fair Proposal. A "Fair Proposal" is defined as (i) an Acquisition Proposal (as hereinafter defined) by the Investor (or such Investor's Affiliates or Associates) that is approved by the unanimous vote of the independent directors of Paracelsus or (ii) a transaction to acquire all of the outstanding shares that complies with all of the procedures described below. An "Acquisition Proposal" is defined as any bona fide offer or proposal for (k) a merger or other business combination (other than a Surviving Company Merger) involving Paracelsus, (l) the acquisition of any voting securities of Paracelsus representing more than 50% of the total voting power after giving effect to such


                             (Page 9 of 47 Pages)

Acquisition Proposal or (m) the acquisition of all or substantially all of the assets of Paracelsus. As used herein, a "Surviving Company Merger" means any merger or other business combination or reorganization (x) where the holders of voting securities of Paracelsus prior to such transaction will beneficially own (as determined pursuant to Rule 13d-3 or Rule 13d-5 of the Act) in the aggregate at least 60% of the surviving corporation's total voting power immediately upon giving effect to such transaction.

      Standstill Limitations. Under the Shareholder Agreement, the Investor is subject to customary standstill provisions, whether acting alone or in concert with others, except as otherwise permitted by the Shareholder Agreement, including, without limitation, restrictions on: (a) soliciting proxies; (b) becoming a participant in any election contest; (c) proposing a director nominees proposal with respect to Paracelsus; and (d) seeking election to or to place a representative on the Paracelsus Board or remove any member of the Paracelsus Board; and certain other restrictions as more fully set forth in the Shareholder Agreement.

      Limitations on Transfers of Voting Securities. The Shareholder Agreement contains certain customary transfer restrictions that prohibit the Investor from consummating any direct or indirect sale, transfer, assignment, pledge, hypothecation, mortgage or other disposition, including those by operation or succession of law, merger or otherwise, or any encumbrance (other than encumbrances arising by operation of law) (a "Transfer"), or permitting any Affiliates or Associates to Transfer, in any single transaction or group of related transactions, any voting securities of Paracelsus, except for certain Transfers, as set forth in the Shareholder Agreement.

      Right of First Offer. The Shareholder Agreement provides that Paracelsus will not enter into or recommend any Acquisition Proposal that has been unanimously approved by the independent directors (an "Approved Acquisition Proposal") without first notifying Park in writing (a "Proposal Notice") and providing Park (including its Affiliates) the opportunity to consummate an Acquisition Proposal on terms substantially equivalent to and, if the Approved Acquisition Proposal is a cash offer, at a cash price or, if the Approved Acquisition Proposal includes non-cash consideration, at a price (in either case, the "Offer Price") equal to the sum of the amount of any cash plus the fair market value of any other consideration offered in such prospective Approved Acquisition Proposal, as the same may be amended or modified form time to time (a "Shareholder Proposal").

      Agreement to Sell Voting Securities. Subject to the rights of Park to propose, negotiate and consummate a Shareholder Proposal in accordance with the provisions of the Shareholder Agreement, Park has agreed that it will, and will cause any Affiliates or Associates of Park to, sell in, tender into and vote in favor of, as the case may be, any Approved Acquisition Proposal and any Shareholder Proposal approved by the Independent Directors in accordance with the provisions of the Shareholder Agreement all voting securities of Paracelsus beneficially owned by Park or any Affiliate or Associate of Park.

      The Shareholder Agreement provides that the foregoing obligation to vote and sell voting securities of Paracelsus will not be binding upon any permitted transferees of Park so long as, if Park continues to be subject to the Shareholder Agreement, such permitted transferee is not an Affiliate or Associate of Park.


                            (Page 10 of 47 Pages)

      Termination. With respect to a particular Investor (but not with respect to any other person who may at such time be bound by the terms of the Shareholder Agreement), the Shareholder Agreement shall terminate automatically without any action by any party upon the earliest to occur of (i) the Investor, together with all of its Affiliates and Associates, ceasing to beneficially own at least 25% of the total voting power of Paracelsus and (ii) the Investor, together with all of its Affiliates and Associates, beneficially owning at least 90% of the total voting power of Paracelsus.

      Voting on Certain Matters. The Shareholder Agreement provides that unless such action is recommended by the Paracelsus Board, the Investor will not, and will cause its Affiliates and Associates not to, vote any voting securities of Paracelsus, to amend or repeal the Articles or the Bylaws or to call or request any special meeting of Paracelsus' shareholders.

Item 7.                Material to be filed as Exhibits.

      The following Exhibits are filed as part of this Schedule 13D Statement:

                                  DESCRIPTION

Exhibit A   --    An English translation of the Certificate of Executorship
                  evidencing the appointment of Dr. Heiner Meyer zu Losebeck and Peter Frommhold as co-executors of the estate of Professor Dr.
                  Hartmut Krukemeyer

Exhibit B   --    An English translation of the Assignment Agreement dated
                  August 30, 1997 between Dr. Manfred Georg Krukemeyer and
                  Paracelsus-Kliniken-Deutschland GmbH

Exhibit C   --    Shareholder Agreement dated as of August 16, 1996 between Park
                  Hospital GmbH and Paracelsus Healthcare Corporation

Exhibit D   --    Agreement as to Joint Filing of Schedule 13D


                            (Page 11 of 47 Pages)

                                   SIGNATURES

      After reasonable inquiry and to each signatory's best knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                    PARK-HOSPITAL GmbH


                                          By: /s/ Armin Sulberg
                                              --------------------------------
                                                  Armin Sulberg

                                    PARACELSUS-KLINIKEN-DEUTSCHLAND GmbH

                                          By: /s/ Armin Sulberg
                                              --------------------------------
                                                  Armin Sulberg


                                    /s/ Dr. Heiner Meyer zu Losebeck
                                    -------------------------------------------
                                    Dr. Heiner Meyer zu Losebeck


                                    /s/ Peter Frommhold
                                    -------------------------------------------
                                    Peter Frommhold





Dated: December 15, 1997


                            (Page 12 of 47 Pages)

                                INDEX TO EXHIBITS



EXHIBIT                            DESCRIPTION                           PAGE

A     An English translation of the Certificate of Executorship           16
      evidencing the appointment of Dr. Heiner Meyer zu Losebeck and Peter Frommhold as co-executors of the estate of Dr.
      Hartmut Krukemeyer

B     An English translation of the Assignment Agreement dated            17
      August 30, 1997 between Dr. Manfred Georg Krukemeyer and
      Paracelsus-Kliniken-Deutschland GmbH

C     Shareholder Agreement dated as of August 16, 1996 between           26
      Park Hospital GmbH and Paracelsus Healthcare Corporation

D     Agreement as to Joint Filing of Schedule 13D                        47


                            (Page 13 of 47 Pages)

                                     ANNEX A

                             Re: Park-Hospital GmbH

======================================================================================
Name                   Residence or Business Address   Present Principal Occupation or
                                                       Employment
--------------------------------------------------------------------------------------
Dr. Heiner Meyer zu    Am Natruper Holz 69             Managing Director
Losebeck               D-49076 Osnabruck
                       Germany
--------------------------------------------------------------------------------------
Armin Sulberg          Am Natruper Holz 69             Managing Director
                       D-49076 Osnabruck
                       Federal Republic of Germany
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------

======================================================================================


                            (Page 14 of 47 Pages)

                                     ANNEX B

                    Re: Paracelsus-Kliniken-Deutschland GmbH

======================================================================================
Name                   Residence or Business Address   Present Principal Occupation or
                                                       Employment
--------------------------------------------------------------------------------------
Dr. Heiner Meyer zu    Am Natruper Holz 69             Managing Director
Losebeck               D-49076 Osnabruck
                       Federal Republic of Germany
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Armin Sulberg          Am Natruper Holz 69             Managing Director
                       D-49076 Osnabruck
                       Germany
--------------------------------------------------------------------------------------

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


                            (Page 15 of 47 Pages)